[Reference Translation]

August 7, 2025

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President (Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div. (Telephone: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock under the Share-Based Compensation Plan for Employees

Toyota Motor Corporation (“TMC”) resolved at the Board of Directors meeting held on March 24, 2025, to introduce a share-based compensation plan (the “Plan”) using an ESOP (Employee Stock Ownership Plan) trust (an “ESOP Trust”) structure for employees in “Senior Professional / Senior Management (Kanbushoku)” positions who satisfy certain requirements (the “Eligible Employees”).*

TMC hereby announces that, pursuant to Article 370 of the Companies Act of Japan (Act No. 86 of 2005, as amended; hereinafter referred to as the “Companies Act”) and the provisions of its Articles of Incorporation, by a written resolution dated August 7, 2025 in lieu of a Board of Directors’ resolution, TMC has determined the details of the total amount of shares to be acquired under the Plan, and in connection with that resolved to dispose of treasury stock (the “Disposition of Treasury Stock”) as a share-based compensation plan to Eligible Employees.

*For details, please refer to “Notice Concerning of Introduction Share-Based Compensation Plan for Employees” dated March 24, 2025.

1. Outline of the Disposal

(1)	Disposal date	August 28, 2025

(2)	Class and number of shares to be disposed	547,500 shares of common stock of TMC

(3)	Disposal price	2,721 yen per share

(4)	Total value of the disposal	1,489,747,500 yen

(5)	Planned destination	The Master Trust Bank of Japan, Ltd. (ESOP Stock-Grant Trust Account)

(6)	Others	An Extraordinary Report in accordance with the Financial Instruments and Exchange Act has been filed regarding the Disposition of Treasury Stock.

2. Purposes and Reasons of the Disposal

TMC resolved to introduce this Plan at the Board of Directors meeting held on March 24, 2025, and today, by a written resolution in lieu of a Board of Directors’ resolution pursuant to Article 370 of the Companies Act and TMC’s Articles of Incorporation, TMC has determined details such as the total amount of shares to be acquired by the ESOP Trust (the “Trust”) that is established for this Plan. Accordingly, TMC resolved the Disposition of Treasury Stock to the Trust.

The Disposition of Treasury Stock will be conducted in connection with the establishment of the Trust and involves the disposal of treasury shares to The Master Trust Bank of Japan, Ltd. (ESOP Stock-Grant Trust Account), which is a joint trustee under the stock grant ESOP trust agreement to be entered into between TMC and Mitsubishi UFJ Trust and Banking Corporation.

The number of shares to be disposed of will be the maximum total number of TMC shares expected either to be delivered to Eligible Employees, or to be sold and monetary amounts equivalent to the proceeds from such sales paid to Eligible Employees (such delivery of shares, payment of proceeds from the sale of such shares, together with any dividends paid on such TMC shares, collectively, “Delivered, etc.” or “Delivery, etc.”), during the duration of the Trust in accordance with the stock-grant rules, and the scale of dilution is 0.00% (rounded to two decimal places) of the total number of issued shares as of March 31, 2025, which is 15,794,987,460 shares (0.00% of the 130,101,919 total voting rights as of March 31, 2025).

The shares of TMC allotted through the Disposition of Treasury Stock will be Delivered, etc. to Eligible Employees in accordance with the stock-grant rules. Since it is not expected that the shares resulting from the Disposition of Treasury Stock will be released into the stock market all at once, TMC has determined that the impact on the secondary market is expected to be minimal and that the number of shares to be disposed of and the scale of dilution are reasonable.

This Plan grants points to Eligible Employees based on factors such as their individual performance as well as TMC’s performance, and Delivers, etc. a number of TMC shares, etc., from the Trust corresponding to the number of points they have been awarded. TMC shares, etc. will be Delivered, etc. to Eligible Employees upon their retirement, in the event of their death, or if the Plan is terminated. In the event of the death of an Eligible Employee, all TMC shares corresponding to the number of points held by such Eligible Employee at that time will be converted into cash within the Trust, and the heir will receive a cash payment equivalent to the proceeds from the sale of such shares from the Trust.

The vesting date will be the first business day of August immediately following the end of the fiscal year in which the Eligible Employee retires. In the event of death of the Eligible Employee or termination of the Plan, the vesting date will be the first business day of the second month following the month in which such event occurs. Upon retirement of an Eligible Employee or termination of the Plan, if the vesting date for Delivery, etc. of TMC shares, etc. to the Eligible Employee falls before the filing date of TMC’s annual securities report for the fiscal year in which the Eligible Employee becomes aware of the details of the stock-grant rules (or, if such date falls within six months after the start of TMC’s fiscal year, TMC’s semi-annual securities report for that fiscal year), TMC shares, etc. will be Delivered, etc. after such filing date, except in cases of retirement for legitimate reasons or organizational restructuring. Accordingly, as it is not anticipated that TMC shares will be delivered to Eligible Employees from the Trust prior to the expiration of the period specified in Article 2-12, Item 1 of the Cabinet Order for Enforcement of the Financial Instruments and Exchange Act, no transfer restrictions will be imposed on TMC shares delivered to Eligible Employees. In addition, if an Eligible Employee retires as a result of becoming a director or operating officer of TMC, any TMC shares delivered under the Plan must be continuously held until their resignation as a director or operating officer.

[Outline of the Trust Agreement]

Trust type	A money trust other than an individually-operated designated money trust (third party benefit trust)

Trust purpose	To provide incentives to Eligible Employees

Settlor	TMC

Trustees	Mitsubishi UFJ Trust and Banking Corporation (planned) (Co-trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Eligible Employees satisfying the beneficiary requirements

Trust administrator	A third party that does not have any interest in TMC (certified public accountant)

Trust agreement date	August 25, 2025

Trust period	From August 25, 2025 to August 31, 2026 (planned)

Exercise of voting rights	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.

Type of acquired shares	Common stock of TMC

Amount of trust money	1.5 billion yen (includes trust fees and trust expenses)

Method of acquisition of shares	To be acquired from TMC (disposition of treasury stock)

Timing of acquisition of shares	August 28, 2025

Holders of vested rights	TMC

Residual assets	Residual assets that can be received by TMC, as the holder of vested rights, shall be limited to the trust expense reserve, which is calculated by deducting the cost for acquiring the shares from the trust money.

3. Basis and specifics of the calculation of the disposal value

The disposal price has been set at 2,721 yen, which is the closing price for regular way transactions of TMC’s common stock on the Tokyo Stock Exchange Prime Market on August 6, 2025 (business day immediately preceding the date of the resolution of the Board of Directors regarding the Disposition of Treasury Stock), in order to adopt a price that excludes arbitrariness. This price is the market price on the business day immediately prior to the Board of Directors’ resolution, and in the absence of special circumstances indicating that the most recent share price cannot be relied upon, TMC considers that the price is highly objective and reasonable as a basis for calculation and does not constitute a particularly favorable price.

END